Robert D. Stiles Chief Financial Officer
July 8, 2016
VIA EDGAR CORRESPONDENCE

Gus Rodriguez
Division of Corporation Finance
U.S. Securities and Exchange Commission
100F Street, N.E.
Washington, D.C. 20549

Re:    Nationstar Mortgage Holdings Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed March 1, 2016
Form 8-K Filed May 4, 2016
File No. 001-35449

Dear Mr. Rodriguez,

On behalf of Nationstar Mortgage Holdings Inc. (Company), set forth below are responses to the comments of the staff (Staff) of the Securities and Exchange Commission (Commission) in its letter dated June 21, 2016, with respect to the above referenced Form 10-K for the Fiscal Year Ended December 31, 2015 (Form 10-K) as filed on March 1, 2016 and Form 8-K (Form 8-K) as filed on May 4, 2016.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the Company’s response.

Form 8-K filed May 4, 2016
Exhibit 99.1

1.
You present non-GAAP adjusted earnings of $.27 per share that precedes a GAAP loss of $1.28 per share in your earnings release headline and in the introductory sentence of your press release. This disclosure is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

Response: The Company has reviewed the updated guidance related to non-GAAP measures as provided in the Compliance and Disclosure Interpretation issued on May 17, 2016. In future earnings releases, the presentation of non-GAAP measures, either in headlines or in the body of the communication, will be preceded by the comparable GAAP measure. The following example shows how such measures will be presented in future earnings releases.

8950 Cypress Waters Blvd | Coppell, Texas 75019 | Direct Line: 972.316.5383

•	Q1’16 GAAP loss of $1.28 per share, Adjusted EPS of 27 cents per share
Nationstar Mortgage Holdings Inc. (NYSE:NSM) reported a net loss of $132 million, or $(1.28) per share, of which $161 million or $1.56 per share, after tax, was primarily attributable to changes in fair value. Adjusted earnings results for the first quarter of $28 million or 27 cents per share, were bolstered by strong servicing and originations performance and improvement in Xome.

2.
You provide tabular disclosure of your non-GAAP financial measures without preceding it with an equally prominent tabular disclosure of the comparable GAAP measures or including the comparable GAAP measures in the same table. This disclosure is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

Response: Consistent with the response to item 1 above, any tabular presentation of adjusted earnings will be preceded by the tabular presentation of the comparable GAAP measures.

3.
Please disclose how your non-GAAP financial measures provide useful information to investors regarding your financial condition and results of operations. Please refer to Item 10(e)(i)(C) of Regulation S-K.

Response: The Company will revise its disclosures in future filings to enhance description of the reasons why management believes our non-GAAP financial measures provide useful information to investors regarding our financial condition and results of operations. Set forth below is an example of how the Company proposes to enhance its future disclosures. The Company expects its future disclosures would be substantially in this proposed form, with appropriate changes depending on the particular non-GAAP information.

The Company utilizes non-GAAP (or “adjusted”) financial measures as the measures provide additional information to assist investors in understanding and assessing the Company’s and our business segments’ ongoing performance and financial results, as well as assessing our prospects for future performance. The adjusted financial measures facilitate a meaningful analysis and allow more accurate comparisons of our ongoing business operations because they exclude items that may not be indicative of or are unrelated to the Company’s and our business segments’ core operating performance, and are better measures for assessing trends in our underlying businesses. These adjustments are consistent with how management views our businesses. Management uses these non-GAAP financial measures in making financial, operational and planning decisions and evaluating the Company’s and our business segment’s ongoing performance.
Adjusted earnings (loss) eliminates the effects of mark-to-market adjustments which primarily reflects unrealized gains or losses based on the changes in fair value measurements of MSRs and their related financing liabilities for which a fair value accounting election was made. These adjustments, which can be highly volatile and material due to changes in credit markets, are not necessarily reflective of the gains and losses that will ultimately be realized by the Company. Adjusted earnings (loss) also eliminates, as applicable, restructuring costs, rebranding and integration costs, gains (losses) on sales of fixed assets, certain legal settlement costs that are not considered normal operational matters, and other adjustments based on the facts and circumstances that would provide investors a supplemental means for evaluating the Company’s core operating performance.

Form 10-K Filed for the Period Ended December 31, 2015
Management Discussion and Analysis of Financial Condition and Results of Operations

4.
Your reverse mortgage interest increased from $2.5 billion at December 31, 2014 to $7.5 billion at December 31, 2015. Since your reverse mortgage interest represent 45% of your total assets and have a material impact on your results of operations and liquidity based on your Risk Factors disclosures, please disclose the following in future filings:

•	Disclose the mortgage servicing fees, performance fees and ancillary fees for your reverse mortgages and discuss and analyze the reasons for increases or decreases in reverse mortgage servicing fees;
Response: In Management’s Discussion and Analysis of Financial Condition and Results of Operations (the “MD&A”) for the year ended December 31, 2015, the Company provides tabular presentation of servicing fees earned on its forward and reverse serviced loan portfolio (Table 9). The Company recognized $88 million and $68 million of servicing fee revenue in 2015 and 2014, respectively, related to reverse MSRs (MSRs – LOCOM). These amounts are comprised of $48 million and $51million in base servicing fees and $40 million and $17 million related to recognition of other fees related to the buyout of serviced loans, in 2015 and 2014, respectively. These fees increased primarily due to additional buyout activity in 2015. In the Company’s capacity as servicer of reverse MSRs, no performance or ancillary fees are earned. In future filings, the Company will provide greater distinction of the fees earned for reverse MSRs, including the disclosure of the reverse MSR fees discussed above.

•
Disclose the methodology and assumptions used to determine the fair value of your fixed-rate and adjustable rate reverse mortgages, including the estimated discount rates, prepayment speeds, home price index, collateral values and the expected weighted average life;

Response: Reverse mortgages held by the Company are recorded at the lower of cost or fair value. The fair value of such assets has not previously been presented in the Management’s Discussion and Analysis of Financial Condition and Results of Operations as fair value has exceeded the cost of the assets for periods presented. To the extent fair value amounts either have or it appears will impact the presentation of results related to reverse mortgage interests, the appropriate disclosures will be added to the MD&A. In addition, the following disclosure will be provided in the appropriate notes to the financial statements of the filing to enhance understanding of the methods and assumptions used.
The Company’s reverse mortgage interests are primarily comprised of HECM loans that are insured by FHA and guaranteed by Ginnie Mae upon securitization. Fair value for active reverse mortgage loans is estimated based on pricing of recent securitizations with similar attributes and characteristics, such as collateral values and prepayment speeds. The recent timing of these transactions allows the pricing to consider the current interest rate risk exposures. The fair value of inactive reverse mortgage loans is established based upon a discounted par value of the loan derived from the Company’s historical loss factors experienced on foreclosed loans. The Company believes the fair value methods and assumptions provide a reasonable valuation of its reverse mortgage portfolio for disclosure purposes.

•	Disclose the methodology and assumptions used to determine the reserve for servicing losses on reverse mortgages, and

Response: The following disclosure related to reserves for reverse mortgage interests will be added to existing disclosures in the Management’s Discussion and Analysis of Financial Condition and Results of Operation on Form 10-K.
Reserves for servicing losses on reverse mortgage interests are reflected through the Company's provision for losses and consist of (1) financial and (2) operational losses related to servicing of other securitized interests and unsecuritized interests in HECM loans.  Losses from financial exposure comprises the cost of doing business related to servicing the HECM product and include potential unrecoverable costs primarily based on appraised value of the loan collateral. Operational exposures are defined as un-reimbursable debenture interest curtailments imposed for missed HUD servicing timelines.  The Company establishes reserves for servicing losses based on historical loss experience, underlying value of collateral, age of claim and management’s knowledge of expected claim recoveries. Reserves reflect management’s best estimate of amounts to be realized, which are subject to change as facts and circumstances surrounding the claim changes.

•	Disclose the amount of advances on reverse mortgages and discuss and analyze the reasons for increases or decreases in these advances.

Response: In future filings, the Company will provide financial statement users a greater understanding of revenues, expenses and measurements of liquidity associated with the assets. To provide clarification, advances as presented in the balance sheet do not include borrower draws or incurred loan costs for either serviced or owned reverse mortgage portfolios. Such cash expenditures are recorded as reverse mortgage interests in the balance sheet and disclosed as unsecuritized interests in the tabular details of the related note to the financial statements. The following provides an example disclosure using March 31, 2016 balances, to be added to the Liquidity section of the MD&A.
The Company owns and services reverse mortgage loans and in 2015, significantly expanded its reverse mortgage servicing operations through the acquisition of $4.9 billion in reverse mortgage loans. Reverse mortgages provide seniors with the ability to monetize the equity in their homes in a lump sum, line of credit or annuitized draws. The unpaid principal balance of the loan is accreted for borrower draws and other costs such as mortgage insurance premiums, property taxes and insurance. Repayment of loan balances and collection of servicing fees occurs upon the payoff or other liquidation of the loan. The Company securitizes its holdings in reverse mortgage loans in order to finance subsequent borrower draws and loan related costs which totaled $108 million and $96 million for the three months ended March 31, 2016 and 2015, respectively.

5.
You disclose in Risk Factors that favorable ratings from rating agencies are important to the conduct of your loan servicing business. Please disclose your residential loan service ratings, including your reverse mortgage servicer rating in future filings.

Response: The following provides an example disclosure that will be will be added to Management’s Discussion and Analysis of Financial Condition and Results of Operations related to the credit ratings received for the Company’s mortgage servicing operations in future filings.

Credit Ratings
The Company participates in ratings reviews with nationally recognized ratings agencies for its mortgage servicing operations. The attainment of favorable ratings is important to maintaining strong relationships with our customers and compliance with provisions in servicing and debt agreements. The table below sets forth Nationstar’s most recent ratings for its servicing operations as of March 31, 2016.

	Fitch	Moody's	S&P

Rating date	November 2015	January 2016	September 2015

Residential	RPS3+	not rated	Above Average
Master Servicer	RMS2	SQ3+	Above Average
Special Servicer	RSS3+	not rated	Above Average

Fitch Rating Scale of 1(Highest Performance) to 5 (Low/No Proficiency)
Moody's Rating Scale of 1 (Strong Ability/Stability) to 5 (Weak Ability/Stability)
* * * *
In accordance with the Staff’s request, the Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding the foregoing response or require any additional information, please do not hesitate to contact Robert Stiles, Chief Financial Officer at (972) 316-5383 or Duane McLaughlin, counsel to the Company, at (212) 225-2106.
Sincerely,

/s/ Robert D. Stiles
Robert D. Stiles
Chief Financial Officer

cc: Duane McLaughlin, Cleary Gottlieb Steen & Hamilton LLP
Marc Thomas, U.S. Securities and Exchange Commission

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